SilverSun Technologies Holdings, Inc.

120 Eagle Rock Avenue

East Hanover , NJ 07936

March 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SilverSun Technologies Holdings, Inc. /NV (the “Company”)
Registration Statement on Form 10-12G
File No. 000-56628
Notice of Withdrawal

Ladies and Gentlemen:

We hereby withdraw the above captioned Registration Statement in order to prevent its becoming effective automatically. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2024. As discussed with the Commission, the Company intends to file a new Form 10-12G registration statement in the near term.

Very truly yours,

SilverSun Technologies Holdings, Inc.

By;	/s/ Mark Meller
Mark Meller, Chief Executive Officer